Exhibit (a)(5)(A)

Voluntary public takeover offer by Grand Chip Investment GmbH for AIXTRON SE: Grand Chip Investment GmbH publishes offer document for the public takeover offer for AIXTRON SE to acquire all no-par value registered shares of AIXTRON SE at the price of EUR 6.00 per share in cash

Today, on 29 July 2016, Grand Chip Investment GmbH (the “Bidder”) published the offer document (the “Offer Document”) with respect to a voluntary public takeover offer (the “Takeover Offer”) to the shareholders of AIXTRON SE, Herzogenrath, Germany, (“AIXTRON”) to acquire all no-par value registered shares of AIXTRON (ISIN: DE000A0WMPJ6) (the “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (ISIN: US0096061041; CUSIP 009606104) (the “AIXTRON ADSs”). Subject to the terms and conditions contained in the Offer Document, AIXTRON securityholders are being offered EUR 6.00 in cash per AIXTRON Share, including all AIXTRON Shares represented by AIXTRON ADSs. The Takeover Offer will be subject to certain conditions precedent, including regulatory approvals and a minimum acceptance threshold of at least 60% of all AIXTRON Shares issued on 23 May 2016, including the AIXTRON Shares represented by AIXTRON ADSs.

The Bidder announced its decision to make a voluntary public takeover offer on 23 May 2016. At the same time, AIXTRON and one of its affiliates and the Bidder and certain of its affiliates entered into a Business Combination Agreement.

The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the Offer Document on 29 July 2016.

The publication of the Offer Document marks the beginning of the period for acceptance of the Takeover Offer. The period for acceptance ends on 7 October 2016, 24.00 hrs local time Frankfurt am Main, Federal Republic of Germany/6:00 p.m. local time New York, United States of America, respectively. An extension of at maximum two weeks, in accordance with the provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG)), is possible and would be announced by the Bidder immediately.

The transaction values AIXTRON’s equity, including net cash, at approximately EUR 670 million and represents a 50.7% premium to the three-month volume weighted average share price prior to the Bidder’s announcement of its decision to make a voluntary public takeover offer on 23 May 2016. The Executive Board and Supervisory Board of AIXTRON support the transaction and plan to publish their joint reasoned opinion immediately and around the day of the publication of AIXTRON’s second quarter 2016 results.

Complete terms and conditions of the Takeover Offer can be found in the Offer Document published on the website www.grandchip-aixtron.com. An English translation of the Offer Document is also available on that website. Questions and requests for assistance or copies of the Offer Document, the English Translation of the Offer Document and other Takeover Offer documents may be directed to (i) with respect to the tender of AIXTRON Shares, the German

Information Agent and (ii) with respect to the tender of AIXTRON ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of any Takeover Offer documents will be furnished promptly upon request at the Bidder’s expense.

Frankfurt am Main, 29 July 2016

Grand Chip Investment GmbH

Mr Zhendong Liu, Managing Director (Geschäftsführer)

Media

Brunswick Group
Email: aixtronoffer@brunswickgroup.com
Tel: +49 (0) 30 2067 3386

Information Agent

The German and U.S. Information Agents for the Takeover Offer are, respectively:

D.F. King Ltd	D.F. King & Co., Inc.
125 Wood Street London EC2V 7AN Email: aixtronoffer@dfkingltd.com	48 Wall Street, 22nd Floor New York, NY 10005 Email: AIXG@dfking.com
Tel: +49 (0)30 610 820 730	Tel: +1-877-478-5043 (toll-free in the United States)

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by AIXTRON ADSs) commenced on 29 July 2016. The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by AIXTRON ADSs) are made only pursuant to the Offer Document as approved by BaFin and related offer materials prepared by the Bidder. The English translation of the Offer Document and related offer materials have been published and have been or will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON

intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the offer document, a related letter of transmittal and other related offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer because they, and not this press release, govern the terms and conditions of the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

Cautionary statement regarding forward-looking statements

This press release contains forward-looking statements, including statements regarding the plans of the Executive Board and Supervisory Board of AIXTRON to publish AIXTRON’s joint reasoned opinion, which involve a number of risks and uncertainties, including the risk that AIXTRON receives a better offer than the Takeover Offer.  These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the Bidder’s control, that may cause actual results to be materially different from any forward-looking statements.  The Bidder undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.